April 15, 2013

Independent Directors of the Board of Directors

Talon International, Inc.

21900 Burbank Boulevard, Suite 270

Woodland Hills, California 91367

Attention: Mark Dyne, David Ellis and Morris Weiss

Gentlemen:

I am writing on behalf of Comvest Capital LLC to submit our proposal for the merger of Talon International, Inc (“Talon”, the “Company” or “ Target”) into a new Delaware corporation (the “Acquiror”), to be formed by, and operated as a wholly owned subsidiary of, Comvest Capital LLC. Under our proposal, Comvest would enter into a definitive agreement to acquire all of the Company’s common shares for a per share consideration of $0.03 in cash. Our proposal represents a transaction value of approximately $24.9 million and is not subject to any diligence or financing conditions. Additionally, our proposal provides reasonable time for the Company to seek a superior proposal and, in fact, Comvest is prepared to support any superior proposal obtained or even to consider an inferior proposal from a third party wherein we would share proceeds with the common shareholders, as described below. Our current offer, which we believe to be in excess of the fair market value of the Company, provides liquidity and maximizes value for all shareholders.

This proposal addresses the concerns we have communicated to the Board of Directors (the “Board”) over the last year and a half. To reiterate, we strongly believe that action must be taken to provide liquidity to the common shareholders as they continue to suffer the dilutive effects of the Series A Preferred Liquidation Preference (“Liquidation Preference”). These include but are not limited to:

●	The growth of the 16% compounding Liquidation Preference which has significantly outpaced the organic growth of the Company’s revenue and EBITDA. This obligation will reach roughly $41 million upon maturity in July 2016 or almost 16 times current EBITDA. As such, it is highly likely that, in our view, any and all value creation will benefit Comvest, not the common shareholders.

●	Despite their significant common ownership, the management team’s interest in the Company is more and more misaligned as the Liquidation Preference accretes.

●	The Liquidation Preference will continue to discourage institutional ownership of the Company’s shares and thereby depress trading liquidity.

●	The financial disclosure requirements of a public company tend to attract a negative perception from customers, suppliers and competitors, and are particularly expensive for a company of Talon’s size.

We have been cooperative, patient and flexible as the Company has pursued various avenues to achieve a liquidity event over the last eighteen months. We appreciate the Board’s efforts in that regard, but, unfortunately, no viable solution has been achieved. However, we are committed to efforts to maximize value. Therefore, we recommend the Board enter into an agreement consistent with the terms presented herein and have its investment banker advise the Company as to a process to market the company for a 60 day period following execution of the definitive merger agreement. We suggest that they be incentivized to find a third party buyer at the highest consideration obtainable to the common shareholders.

We believe our offer values Talon in excess of its fair market value. Having said this and to underscore our commitment, Comvest will support any superior value obtained and will even accept an inferior proposal if it represents at least a $21.8 million transaction value. In the event such an offer manifests, we will share a percentage of our concession with the common shareholders and the Company can terminate our merger agreement without incurring a break-up fee, and simply reimbursing Comvest for actual out of pocket expenses.

Due to the importance of these discussions and the value represented by our proposal, we expect the Company’s Board to engage in a full review of our proposal. We hope that you share our enthusiasm, and look forward to a prompt and favorable reply.

Sincerely,

/s/ Robert O’Sullivan

Robert O’Sullivan

Vice Chairman